United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

Press Release

Vale pays first tranche of the 2013 minimum dividend

Rio de Janeiro, April 16, 2013 — Vale S.A. (Vale) informs that its Board of Directors approved today the payment of the first installment of the 2013 minimum dividend to shareholders amounting to US$ 2.250 billion (R$ 4,452,750,000.00), equivalent to US$ 0.436607084 (R$ 0.864045420) per outstanding common or preferred share (5,153,374,926).

Vale’s Executive Board proposal for the dividend to be paid to its shareholders in 2013, publicly disclosed on January 28, 2013, established a minimum amount for the year of US$ 4 billion, equivalent to US$ 0.776190372 per outstanding common or preferred share, to be paid in two installments, on April 30 and October 31, 2013. The dividend was proposed in accordance with Vale’s dividend policy.

Form of payment

Payment of the first tranche of the minimum dividend will be made as follows:

1.              Distribution of R$ 4,452,750,000.00 equivalent to R$ 0.864045420 per outstanding common or preferred share, based on the number of shares on April 15, 2013 (5,153,374,926), being R$ 3,661,150,000.00 in the form of interest on capital and R$ 791,600,000.00 in the form of dividends, equivalent to, per share, US$ 0,358988047 (R$ 0.710437345) as interest on capital and US$ 0.077619037 (R$ 0.153608075) as dividends.

The values were obtained from the conversion of the US dollar value into Brazilian reais using the exchange rate for the sale of US dollar (Ptax — option 5 code), as informed by the Central Bank of Brazil on April 15, 2013, of R$ 1.9790 per US dollar, as announced on January 28,2013.

2.              The payment will be made from April 30, 2013 onwards. The holders of American Depositary Receipts (ADRs) and Hong Kong Depositary Receipts (HDRs) will receive the payment through JP Morgan, the depositary agent for the ADRs and HDRs, on May 7 and 10, 2013, respectively. A withholding income tax will be levied on the amount distributed as interest on capital, in accordance with Brazil’s tax code.

3.              The record date for the owners of shares traded on the BM&F Bovespa is April 16, 2013. The record date for the holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is April 19, 2013 and for the holders of HDRs traded on the Hong Kong Stock Exchange (HKEx) is at the close of business in Hong Kong on April 19, 2013. All shareholders on these respective record dates will have the right to the dividend payment.

4.              Vale shares will start trading ex-dividend on BM&F Bovespa, NYSE and Euronext Paris as of April 17, 2013, and on HKEx as of April 18, 2013.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcelo Bonança Correa: marcelo.correa@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: April 16, 2013		Roberto Castello Branco
Director of Investor Relations